                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 7)

                            IMPCO TECHNOLOGIES, INC.
                                (Name of Issuer)

               Shares of Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    45255W106
                                 (CUSIP Number)

                          Questor Partners Fund, L.P.
                       Questor Side-by-Side Partners, L.P.
                              103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
                                 (302) 478-6160
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                   Copies to:

          Robert Denious                    Michael J. Coleman, Esq.

          4000 Town Center                  Shearman & Sterling
          Suite 530                         555 California Street, Suite 2000
          Southfield, MI 48075              San Francisco, CA 94104
          Telephone: (248) 213-2200         Telephone: (415) 616-1100


                                February 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].
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---------------------                                    -----------------------
 CUSIP No. 45255W106                                        PAGE 1 OF 2 PAGES
---------------------                                    -----------------------

--------------------------------------------------------------------------------
(1)    Name of Reporting Person S.S. or I.R.S. Identification No. of Above
       Person:

       Questor Partners Fund, L.P.
--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                         (a) [_]
                                                         (b) [_]
--------------------------------------------------------------------------------
(3)    SEC Use Only
--------------------------------------------------------------------------------
(4)    Source of Funds (See Instructions)
--------------------------------------------------------------------------------
(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Item 2(d) or 2(e)                                     [_]
--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
       Delaware
--------------------------------------------------------------------------------
   Number of          (7)   Sole Voting Power            811,088
    Shares           -----------------------------------------------------------
 Beneficially         (8)   Shared Voting Power           58,249
   Owned by          -----------------------------------------------------------
     Each             (9)   Sole Dispositive Power       811,088
   Reporting         -----------------------------------------------------------
  Person With         (10)  Shared Dispositive Power      58,249
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       869,337
--------------------------------------------------------------------------------
(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                         [_]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)
       8.5%*
--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)
       PN
--------------------------------------------------------------------------------
* Based upon 10,274,377 shares outstanding as of November 30, 2000 as reported in Impco's Report on Form 10-Q for the fiscal quarter ended October 31, 2000.

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---------------------                                    -----------------------
CUSIP No. 45255W106                                         PAGE 2 OF 2 PAGES
---------------------                                    -----------------------

--------------------------------------------------------------------------------
(1)    Name of Reporting Person S.S. or I.R.S. Identification No. of Above
       Person:

       Questor Side-by-Side Partners, L.P.
--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                         (a) [_]
                                                         (b) [_]
--------------------------------------------------------------------------------
(3)    SEC Use Only
--------------------------------------------------------------------------------
(4)    Source of Funds (See Instructions)
--------------------------------------------------------------------------------
(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
       Item 2(d) or 2(e)                                     [_]
--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
       Delaware
--------------------------------------------------------------------------------
   Number of          (7)   Sole Voting Power            58,249
    Shares           -----------------------------------------------------------
 Beneficially         (8)   Shared Voting Power         811,088
   Owned by          -----------------------------------------------------------
     Each             (9)   Sole Dispositive Power       58,249
  Reporting          -----------------------------------------------------------
 Person With          (10)  Shared Dispositive Power    811,088
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       869,337
--------------------------------------------------------------------------------
(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                         [_]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)
       8.5%*
--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)
       PN
--------------------------------------------------------------------------------
* Based upon 10,274,377 shares outstanding as of November 30, 2000 as reported in Impco's Report on Form 10-Q for the fiscal quarter ended October 31, 2000.

         This Amendment No. 7 ("Amendment No. 7") amends the Statement on
Schedule 13D (as amended, the "Schedule 13D") filed with the Securities and Exchange Commission on June 16, 1998, as amended, by Questor Partners Fund, L.P., a Delaware limited partnership ("Questor Partners"), and Questor Side-by-Side Partners L.P., a Delaware limited partnership ("Questor SBS", and together with Questor Partners, the "Reporting Persons"), with respect to shares of common stock, par value $0.001 per share (the "Common Shares"), of IMPCO Technologies, Inc., a Delaware corporation ("Impco").

         Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 4.  Purpose of Transaction.
         ----------------------

         The following text is added to Item 4 of the Schedule 13D:

         "The closing of one of the previously reported option exercises occurred on February 20, 2001. Pursuant to such option exercise, Questor Partners and Questor SBS sold to one person an aggregate of 121,989 Common Shares at a price of $13.75 per Common Share."



Item 5.  Interest in Securities of Issuer.
         ---------------------------------


         Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

         (a) The table set forth below indicates the number of Common Shares owned by Questor Partners and Questor SBS. The percentage calculations are based on 10,274,377 Common Shares being outstanding as of November 30, 2000 (according to Impco's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000).

                                                        Beneficial Ownership
                                     Number of              Percentage of
                                   Common Shares           Common Shares
                               ---------------------   ---------------------
         Questor Partners             811,088                  7.9%
         Questor SBS                   58,249                  0.6%
                               ---------------------------------------------

         Total                        869,337                  8.5%

         Except as set forth above, none of the other persons named in Item 2 above own any interests in Common Shares.

         (b) The number of Common Shares with respect to which Questor Partners and Questor SBS (i) have sole voting power, (ii) share voting power, (iii) have sole dispositive power and (iv) share dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

         (c) Questor Partners and Questor SBS sold Common Shares in the following transactions (93.3% and 6.7% of the shares sold in each transaction were for the account of Questor Partners Fund, L.P. and Questor Side-by-Side Partners, L.P., respectively):

                                  Number of      Price per
Date of Sale                      Common Shares  Common Share  Transaction
--------------------------------  -------------  ------------  -------------------------------
February 20, 2001                 25,000         $25.00        Open market sale
February 20, 2001                 121,989        $13.75        Exercise of option previously
                                                               granted as described in Item 4


         Except as described in this Statement on Schedule 13D, none of Questor Partners or Questor SBS or any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any Common Shares during the past 60 days.

         (d) None.

         (e) Not applicable.

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                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

February 26, 2001                      Questor Partners Fund, L.P.

                                       By:  Questor General Partner, L.P., its
                                            general partner

                                       By:  Questor Principals, Inc., its
                                            general partner

                                       By:  /s/ Robert Denious
                                            ------------------------------------
                                       Name:    Robert Denious

                                       Questor Side-by-Side Partners, L.P.

                                       By:  Questor Principals, Inc., its
                                            general partner


                                       By:  /s/ Robert Denious
                                            ------------------------------------
                                       Name:    Robert Denious